

Mail Stop 3720

April 25, 2007

**Via U.S. Mail and Fax (225) 926-0492**

Mr. Kevin P. Reilly, Jr.
Chief Executive Officer
Lamar Advertising Company
5551 Corporate Blvd.
Baton Rouge, LA  70808

        **RE:    Lamar Advertising Company**
                **Form 10-K for the year ended December 31, 2006**
                **Filed March 1, 2007**
                **File No. 0-30242**

Dear Mr. Reilly:

      We have reviewed your supplemental response letter dated April 23, 2007 as well as the above referenced filing and have the following comments.  As noted in our comment letter dated April 3, 2007, we have limited our review to only the issues addressed in our letter and will make no further review of your documents.  As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Form 10-K – December 31, 2006

      We appreciate the analysis of the misstatement in historical depreciation of logo signs provided in your response.  However, we note that you only included periods since 2002 in your analysis and that your disclosure on page 52 of the Form 10-K states that the misstatement impacted 1996 through 2005.  Please carry out your analysis to include all periods impacted by the misstatement.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response.  You may contact Claire DeLabar at (202) 551-3349 or Terry French, Accountant Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director